Filed by Starz

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company:  Starz

Commission File No.:  001-35294

September 26, 2016

The following are excerpts from a presentation made at the Goldman Sachs Communacopia conference on September 21, 2016.

Andrew M. Borst

Goldman Sachs Group Inc., Research Division

So recognizing that you’re in process on the Lions Gate merger, but still can you just discuss sort of the priorities that you have for the Starz business itself?

Christopher P. Albrecht

Chief Executive Officer, President, Director and Member of Executive Committee

...And then the Lions Gate merger, I think, allows us to do a lot of the things that we do do in order to achieve those goals I just mentioned more effectively.  So we’ll be able to, I think, attract more talent, better talent, more effectively control rights, more effectively monetize those rights and, with the combined balance sheet, have more opportunity to invest in the kinds of things that bring growth and return value.

Andrew M. Borst

Goldman Sachs Group Inc., Research Division

Yes, I mean, I was going to — you stole my thunder.  But yes, I was going to ask you about kind of the synergy opportunities that could come with working with Lions Gate...Yes.  But maybe you could be a little bit more specific, I mean, have you — as Starz was — as Starz is currently configured, before Lions Gate, have you felt like you’ve been constrained in your ability to seek global rights or that type of thing? Or have there been considerations that we haven’t maybe been aware of? But how does it change under Lions Gate?

Christopher P. Albrecht

Chief Executive Officer, President, Director and Member of Executive Committee

So — and Starz, since I’ve joined the company, we’ve been trying to ramp up our originals which were pretty much nonexistent or an afterthought to becoming a real major part — the kind of calling card for the service along with all the great movies and the critical mass that that provides.  And at the same time, as an owner of Liberty or as a stand-alone company, that was kind of pushed out the door with a for-sale sign around its neck.  It was about trying to build for the future but also show the returns to our owner at the time or to our shareholders now.  And that I think pushed us in a position of, while we were ramping up, making sure that we didn’t cross the line in terms of what our spend was.  And even if that meant investing in program rights, which you can amortize and carry on your balance sheet, we didn’t have a big library.  So we weren’t always either adamant about retaining those rights from a studio or necessarily confident that our ability to monetize them would be as absolute as we needed them to be.  I think that changes in the Lions Gate-Starz combination.  We’ll be much more effective in retaining those rights and in monetizing those rights.  They’re better at it than we are.  There’s a bigger library.  And I think we still will be in the business of making sure we put on a great lineup for Starz, and if that means that we’ve got to do business with a studio and that studio needs to retain some of those rights, we’re going to take that into consideration.  But all things being equal on a show, if you can retain the rights, that’s probably the one that’s going to get the nod going forward.

Andrew M. Borst

Goldman Sachs Group Inc., Research Division

Yes.  I wonder what you see in terms of the international strategy for Starz as a consequence of being part of Lions Gate.  I mean do you see that as a sort of meaningful opportunity? I mean, right now, you’re effectively just a domestic U.S. business.  You’ve done some co-pro stuff with BBC.  You have a direct-to- consumer product, Starz Arabia, but do you see opportunities to continue pursuing that whether it’s — I don’t know if you see it as a licensing model, buying global rights and licensing them, or do you see it as maybe launching direct-to-consumer, over-the-top products in some other countries.

Christopher P. Albrecht

Chief Executive Officer, President, Director and Member of Executive Committee

So for a while now, my line about international has been the bad news is Starz doesn’t have an international business, the good news is Starz doesn’t have an international business.  I’m now going to be able to add to that.  The really good news is that this combination is going to provide us with the opportunity to have a real one.  And that’s going to be, not inconsequentially, the ability to more effectively monetize those rights that we retain but also, combined with other rights that are retained, look to create either brands or products in partnership or as a lead investor in something or as a stand-alone investor through — there was a deal that Liberty Global just made with Netflix.  And I think had we had this combination ahead of time, had we been a few more years into the original programming, we might have been — I know there are some people that know about Starz that also know about Lions Gate that also know about Liberty Global.  So there might have been a conversation to be had.  I don’t think the conversation’s gone away, but I think there’s lots of opportunities that come from this combination, not just combination of companies, not just combination of executive strength, not just combination of financial strength, but combination of investor base.  And it is a world game now, and we will, I think, be able to answer the bell of having an international business that becomes a significant part of the returns of the company in a relatively short period of time.

. . .

Andrew M. Borst

Goldman Sachs Group Inc., Research Division

Okay.  In terms of your original programming strategy, part of the expansion is like where you could be funded out of the savings from the Disney output deal rolling off.  So I guess the question is how do you think about taking those savings, reinvesting it in more originals versus maybe allowing some of it to come down to the bottom line.  How do you approach that?

Christopher P. Albrecht

Chief Executive Officer, President, Director and Member of Executive Committee

So look, I think that becomes an even — it becomes a completely different question in this new combination of Lions Gate and Starz because, really, given what I said about the fact that we’ll be able to do more of what we do better.  And I know Jon Feltheimer feels this way, and Michael Burns is pitching me a show on a daily basis.  If we’re not making more shows, something is not working right because this is what we do.  But the name — the threshold is we need to know that we’ve got the monetization strategy to get the appropriate return on that investment.  So investing in content is what everyone’s trying to do.  I mean everyone in the world does it.  We’re actually experts at it.  They have the — I mean if you can get Starz as part of the distribution.  So now you’ve combined a great creator of content with a great platform for content, premium, unlike — except for the other premiums and a couple of the extra view services — unlike anything else in terms of being a platform, a unique platform for great television, for great content made for television.  So we’ll look at what should the Starz and the other OTT offerings that Lions Gate has, FVOD offerings be them domestic or international, what should the appropriate investment be in content there.  And we’ll look at all of the proceeds for the business, all of the expenses that the business has, and we’ll make the appropriate decision.  And that goes for any investment strategies that are designed to increase shareholder value, including new businesses, stock buyback or anything.  But like I said, in my opinion, if we’re not making more things, it would be because we’ve missed something because here — we’re going to be able to grow this thing together more effectively than we were able to grow it alone.

Andrew M. Borst

Goldman Sachs Group Inc., Research Division

So you have a target of 80 to 90 episodes of original programming per year.  Can you talk about the programming strategy that you’re employing currently and also discuss how it may change or how do you think it may change once you’re part of Lions Gate?... Yes.  And do you think it changes under Lions Gate or do you think the strategy is pretty much the same?

Christopher P. Albrecht

Chief Executive Officer, President, Director and Member of Executive Committee

I think it has more possibilities under Lions Gate.  Whether it changes the strategy or not is, I think, the function of — look, television shows don’t come in bunches — good ones anyway.  So no one’s going to go out there and all of a sudden you’ll turn around tomorrow and the Lions Gate-Starz combination will — the companies — that deal will be approved and the companies are merged and there’s 5 new shows on Starz and they all come from Lions Gate, that’s not going to happen.  You got to put on the best shows, you got to know that you can — that they’re going to do the job that you need them to do.  And they take time.  We’ve been waiting for a couple of shows for a few years now and we’ll see what happens with those.  This is a — this is not an exact science, this business.  So I think there’s a lot more possibilities.  And like I said before, I think we will — we are an IP company, and we’re going to look to find ways to attract and create and own and monetize more great IP.

. . .

Christopher P. Albrecht

Chief Executive Officer, President, Director and Member of Executive Committee

We’re pretty scrappy, which I think is another reason why we make a great combination with Lions Gate because they are scrappy.  We did a show with them called Boss, and they were great partners and great producers.  Shows don’t — look, you can go out and just pay somebody whatever they think it costs and overspend, and we don’t compete for those shows.  If Netflix or HBO really want something, like they’ll have it, there’ll be something else that’ll come along.  And so far, I haven’t seen anything that I missed out on that I think would have changed anybody’s life dramatically.  We also — I’ve done this my whole career, shows with people that haven’t run a show before.  So instead of somebody coming in and looking for the last deal they got, they’re looking for the opportunity to have their great moment.  And then in success, you have the good problem of keeping that person associated with the show, which is usually the best way that a good show stays good and gets better.  So I think Lions Gate has a lot of the same opportunities and a lot of the same mantras, they’ve got Orange Is the New Black on with Jenji.  They did Weeds with Jenji.  She stayed on the show forever.  She’s staying on this show for a long time.  That’s the way you keep good stuff and you’re partners with the creator.  So in success, they make money.  Everybody makes money.  But it’s not about going out and paying the highest price for somebody’s last credit and somebody’s great pitch in a room.  These things are — these are long endeavors.  Making a television show is unlike making anything else in the entertainment business.  So one good year doesn’t mean anything unless it’s a miniseries.  And I think, combined, we will be able to be very effective magnets and very effective producers of really high- quality premium stuff.

. . .

Christopher P. Albrecht

Chief Executive Officer, President, Director and Member of Executive Committee

. . .We’re curators of content.  And from what — not just learning the business but as an economic model, as a stand-alone business model, [Starz Arabia] was one for us to take a look at.  And I think it has proven to be something that if we can replicate, and I think we can replicate it more effectively and more often in a combination with Lions Gate, that’s a pretty good way to start new businesses and create a new customer for yourself.

. . .

Christopher P. Albrecht

Chief Executive Officer, President, Director and Member of Executive Committee

I think we’re — I think the Lions Gate culture and the Starz culture merge terrifically well together in terms of being opportunistic, in terms of being partner-friendly, deal-friendly.  Those guys have built their company through M&A and it would be fun to be a part of that going forward.

Forward Looking Statements

The foregoing communication includes certain forward-looking statements, including statements about the proposed transaction with Lions Gate, statements about the benefits of the proposed transaction, the merger parties’ plans, objectives, expectations and intentions, and other matters that are not historical fact. These forward-looking statements involve many risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements, including, without limitation satisfaction of conditions to the proposed transaction with Lions Gate. These forward-looking statements speak only as of the date they are made, and Starz expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained herein to reflect any change in Starz’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. Please refer to the publicly filed documents of Starz, including the most recent Forms 10-K and 10-Q, for additional information about Starz and about the risks and uncertainties related to Starz’s business which may affect the statements made in this communication.

Important Additional Information

In connection with the proposed transaction, Lions Gate has filed with the SEC a Registration Statement on Form S-4 that includes a Joint Proxy Statement of Lions Gate and Starz and a Prospectus of Lions Gate, as well as other relevant documents concerning the proposed transaction. The registration statement has not yet become effective and the Joint Proxy Statement included therein is in preliminary form. The proposed transaction involving Lions Gate and Starz will be submitted to Starz’s stockholders and Lions Gate’s stockholders for their consideration. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. STOCKHOLDERS OF LIONS GATE AND STOCKHOLDERS OF STARZ ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Stockholders may obtain a free copy of the definitive joint proxy statement/prospectus, as well as other filings containing information about Lions Gate and Starz, without charge, at the SEC’s website (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the SEC that are incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to James Marsh, Senior Vice President of Lions

Gate Investor Relations, 2700 Colorado Avenue, Santa Monica, California, 90404, or at (310) 255-3651, or to Starz, 8900 Liberty Circle, Englewood, Colorado 80112, or at 1-855-807-2929.

Participants in the Solicitation

Lions Gate, Starz, and certain of their respective directors, executive officers, and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction.  Information regarding Lions Gate’s directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on July 28, 2016, and certain of its Current Reports on Form 8-K.  Information regarding Starz’s directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on April 29, 2016, and certain of its Current Reports on Form 8-K.  Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials filed with the SEC.  Free copies of this document may be obtained as described in the preceding paragraph.